Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Earnings
Income before income taxes (a)	$1,165	$1,090	$811	$2,255	$1,737
Net (income) attributable to noncontrolling interests (a)	(36)	(31)	(17)	(67)	(37)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,129	1,059	794	2,188	1,700
Fixed charges, excluding interest on deposits	87	92	97	179	185
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,216	1,151	891	2,367	1,885
Interest on deposits	8	15	24	23	46
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,224	$1,166	$915	$2,390	$1,931
Fixed charges
Interest expense, excluding interest on deposits	$60	$64	$68	$124	$130
One-third net rental expense (b)	27	28	29	55	55
Total fixed charges, excluding interest on deposits	87	92	97	179	185
Interest on deposits	8	15	24	23	46
Total fixed charges, including interests on deposits	$95	$107	$121	$202	$231
Preferred stock dividends	$23	$13	$23	$36	$36

Total fixed charges and preferred stock dividends, excluding interest on deposits	$110	$105	$120	$215	$221
Total fixed charges and preferred stock dividends, including interest on deposits	$118	$120	$144	$238	$267

Earnings to fixed charges ratios
Excluding interest on deposits	13.98	12.51	9.19	13.22	10.19
Including interest on deposits	12.88	10.90	7.56	11.83	8.36

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	11.05	10.96	7.43	11.01	8.53
Including interest on deposits	10.37	9.72	6.35	10.04	7.23

(a)
The first quarter of 2015 was restated to reflect the retrospective application of adopting new accounting guidance related to Consolidations (ASU 2015-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	The proportion deemed representative of the interest factor.